Boardwalk Pipelines, LLC

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

August 11, 2005

Mr. H. Christopher Owings

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Boardwalk Pipelines, LLC

Registration Statement, as amended, on Form S-4

(File No. 333-125201)

Dear Mr. Owings:

Boardwalk Pipelines, LLC, a Delaware limited liability company (the “Company”), hereby requests that the effectiveness of its Registration Statement, as amended, on Form S-4, be accelerated to 4:00 p.m., August 11, 2005, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BOARDWALK PIPELINES, LLC

By:	/S/ JAMIE L. BUSKILL
Name: Jamie L. Buskill Title: Vice President and Chief Financial Officer

cc: Pradip Bhaumik, Esq.